Howard M. Berkower Partner T. 212-609-6824 F. 212-999-6891 hberkower@mccarter.com	McCarter & English, LLP Worldwide Plaza 825 Eighth Avenue, 31st Floor New York, NY 10019 www.mccarter.com

February 9, 2023

By EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

Washington, D.C. 20549

Attention: Mr. Michael Killoy, Attorney and Mr. Nicholas Panos, Special Senior Counsel

RE: JAKKS Pacific, Inc.

Schedule 13D filed by Lawrence I. Rosen

Filed January 26, 2023

File No. 005-50369

Gentlemen:

On behalf of our client, Lawrence I. Rosen, set forth below is our response to the comments of the Office of Mergers & Acquisitions, Division of Corporate Finance of the United States Securities and Exchange Commission (the “Staff”) in its letter dated February 1, 2023 concerning the above-referenced Schedule 13D filed on January 26,2023. For your convenience the text of each comment is set forth below followed by our response.

1.	We note the date of the event reported as requiring the filing of the Schedule 13D was April 11, 2022. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the reported April 11, 2022 event date, the January 26, 2023 filing was not timely filed. Please advise us why the Schedule 13D was not filed within the required 10 days after the acquisition.

Mr. Rosen, a third-generation toy entrepreneur and a lifelong veteran of the toy industry, is the founder and Chairman of LaRose Industries LLC, the parent company of Cra-Z-Art, a privately held toy company. In addition to running Cra-Z-Art, Mr. Rosen also invests a large personal stock portfolio. Although Mr. Rosen is an avid investor in U.S. equities who has invested for his own account for decades, he is not a professional investor trained in securities law compliance. From time to time Mr. Rosen has crossed the five percent beneficial ownership threshold and as a result thereof had become subject to the Section 13d reporting regime. In those few instances Mr. Rosen reported his beneficial ownership on Schedules 13Gs, as he had with his JAKKs holdings. Mr. Rosen’s investment in JAKK was the first instance in which he crossed the 20% beneficial ownership threshold and thereby was required to report his beneficial ownership of JAKKs on a Schedule 13D. Mr. Rosen was not aware that he had crossed the twenty percent beneficial ownership threshold in JAKKs.

2.	We note the disclosure provided under Item 5(c) indicates that the appended Schedule A provides a list of transactions in the shares of common stock that were effected “during the past 60 days.” This disclosure was consistent with the text of Item 5(c) of Schedule 13D, which requires beneficial owners reporting on Schedule 13D to provide a description of “any transactions in the class of securities reported on that were effected during the past sixty days....” Notwithstanding the unqualified references to the “past 60 days” in the both the regulatory text and the corresponding narrative response to Item 5(c), the associated Schedule A only provided a transaction history within the past 60 days of the date of the purported event that required reporting. Please provide us with a legal analysis in support of your apparent conclusion that the disclosure in Schedule A complies with Item 5(c). Alternatively, please amend the Schedule 13D to include a description of transactions effected during the past 60 days of the filing date.

We have filed an amendment to the above-referenced Schedule 13D to revise Schedule A to address the transaction activity effected during the 60 days prior to the filing date.

We acknowledge that Mr. Rosen as the filing person is responsible for the accuracy and adequacy of his disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions, please do not hesitate to contact undersigned at hberkower@mccarter.com or at (212) 609-6824.

Thank you.
Very truly yours,

/s/ Howard M. Berkower
Howard M. Berkower